SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia press release dated October 21, 2010: Nokia takes steps to accelerate company transformation and increase effectiveness

Nokia press release dated October 21, 2010: Nokia further refines development strategy to unify environments for Symbian and MeeGo

Nokia stock exchange release dated October 27, 2010: Changes in Nokia Corporation’s own shares

Nokia Siemens Networks press release dated October 14, 2010: Nokia Siemens Networks to acquire IRIS Telecom

PRESS RELEASE

October 21, 2010

Nokia takes steps to accelerate company transformation and increase effectiveness

Symbian Smartphones and Services streamlined for greater simplicity for consumers and developers

Espoo, Finland — Nokia has today communicated to its employees the company’s plans to accelerate its transformation and increase effectiveness. The plans include simplifying operations in product creation in Nokia’s Symbian Smartphones organization, as well as Nokia’s Services organization and certain corporate functions. The plans are expected to result in a reduction of up to 1800 employees globally.

In Symbian Smartphones, Nokia plans to renew product creation to increase responsiveness to consumer demands and reduce time to market. This includes expanding the use of common tools for application development, streamlining software development, simplifying and consolidating operations and placing greater focus on adding value to consumers. The changes target increased competitiveness and support building an attractive and sustainable platform for application developers.

Nokia is also making changes in its Services organization. Instead of distinct end-to-end service lines, the Services organization will be focused on delivering an integrated Ovi experience across our full range of devices. In addition to simplifying its ways of working, the aim is to provide more compelling Ovi services to consumers.

In line with these changes, Nokia is also streamlining certain corporate functions and corporate research activities.

“Changes impacting personnel are always difficult. We are committed to managing these changes in a way that reflect Nokia’s values, and will support affected employees with alternative solutions, such as helping them find new positions within the company,” says Juha Äkräs, Executive Vice President, Human Resources. “The announcement today is the result of careful evaluation and planning; the plans have now been reviewed and endorsed by the new management. The aim is to accelerate the company’s transformation towards a leading mobile solutions provider, and to do this we are simplifying and integrating operations within our product creation and corporate functions.”

Altogether, the planned changes are expected to result in a reduction of up to 1 800 employees globally, as activities are planned to be discontinued and integrated. Nokia will begin applicable consultations with employee representatives about these plans.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device - from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email

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and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase

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profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

October 21, 2010

Nokia further refines development strategy to unify environments for Symbian and MeeGo

Sole focus on Qt framework and support for HTML5 further clarifies platform strategy and enables the continuous evolution of the Symbian experience

Espoo, Finland - Nokia announces that as of today, greater clarification and simplicity in its developer offering will empower the development community to create applications to reach users across both the Symbian and MeeGo platforms.  The decision to focus on Qt as the sole application development framework will ensure that applications will continue to be compatible with future evolutions of Symbian as well as upcoming MeeGo products.  In addition, Nokia announces its intent to support HTML5 for development of Web content and applications for both Symbian and MeeGo platforms. To demonstrate its commitment to the new offering, Nokia will develop its own future applications using Qt for a more consistent experience and better integration of applications and services.

Nokia is focusing on Qt as a robust, tried and tested framework that unlocks the hardware, software and service capabilities of the existing Nokia smartphone range as well as creating huge opportunities for future Symbian and MeeGo products.   Nokia’s introduction of Qt Quick into the Qt framework enables the more rapid creation of rich user interfaces and the most visually engaging applications.  In addition, Qt’s in-built support for HTML5 complements Nokia’s intent to support HTML5 in Web browsers.

One benefit of this simplified approach is that planned and future improvements in Symbian will be developed in Qt and will be compatible with the existing Symbian^3 platform release.  This means that Nokia’s continued commitment to develop the Symbian platform will benefit not only future users of Symbian-based products, but will result in updates and upgrades for existing Symbian^3 users.  The resulting change to a model of continuous evolution replaces the previous release-based model.    Nokia will no longer refer to Symbian^3 or Symbian^4.  The benefit to consumers will be a constant improvement in the experience of their Symbian-based Nokia products.

Rich Green, CTO of Nokia: “We’re making strategic technology decisions that will accelerate our ability to offer the strongest possible opportunity for developers and the richest possible experience for consumers.  For developers, it will open up a huge installed customer base for their applications.  For consumers, it means a more compelling engagement with their Nokia product in terms of access to the best applications in the marketplace and a constantly improving product experience.  We firmly believe that the choices we have made will not only mean significant opportunity and success for our developer partners, but for Nokia as well.”

For more information about Qt application development framework including Qt Quick and HTML5 support go to qt.nokia.com/qtquick and qt.nokia.com/HTML5. Developers can start developing with Qt today at www.forum.nokia.com/Develop/Qt/.

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About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device - from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes

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in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 22152
Email: press.services@nokia.com

www.nokia.com

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STOCK EXCHANGE RELEASE

October 27, 2010

Nokia Corporation
Stock exchange release
October 27, 2010 at 12.45 (CET +1)

Changes in Nokia Corporation’s own shares

Espoo, Finland — Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 206 295 Nokia shares (NOK1V) held by the Company are today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland — October 14, 2010

Nokia Siemens Networks to acquire IRIS Telecom

Aims to strengthen network planning and optimization services across Turkey, Eastern Europe and Central Asia

Nokia Siemens Networks and IRIS Telecom, a telecom and engineering services firm headquartered in Istanbul, Turkey, today jointly announced that Nokia Siemens Networks will acquire IRIS Telecom. The acquisition will combine IRIS Telecom’s strong multi-vendor Network Planning and Optimization (NPO) business with Nokia Siemens Networks’ global capabilities, to create a regional leader in telecom services. Subject to customary closing conditions and regulatory approvals, the deal should be completed during the first quarter of 2011.

IRIS Telecom was founded in 1999, and since then has built its NPO business and customer base to emerge as the region’s leading vendor. IRIS Telecom has more than 630 employees and its existing customers include Turkcell, Avea and Ucell. The financial terms of the deal were not disclosed.

“3G and mobile broadband are driving the need to manage end-user experience while improving network efficiency,” said Mete Gokdemir, CEO, IRIS Telecom. “While a fair portion of the region’s operators are still managing their networks in-house, we are seeing a growing trend toward outsourcing, given the higher complexities and competence requirements of managing IP networks. In this evolving scenario, Nokia Siemens Networks’ proven business model and the acquired local capabilities of IRIS Telecom will create a winning proposition for operators.”

“Nokia Siemens Networks will use IRIS Telecom’s localized operations and strong position in NPO to improve our own service delivery model in Turkey, Eastern Europe and Central Asia,” said Geert Buijk, regional head of Services, Nokia Siemens Networks. “We aim to deliver unmatched competitive advantages for customers across a region where network data traffic is increasing rapidly as 3G and mobile broadband are starting to take off.”

The company will continue to use the IRIS Telecom name and be operationally independent with its head office in Istanbul, Turkey, regional offices in Ankara and Izmir, and subsidiaries in Uzbekistan and Belarus. The current CEO, Mete Gokdemir will continue in his role, and Johan Bruce, currently chairman of IRIS Telecom’s Board, will be nominated Executive Director of the company. After closing of the deal, Nokia Siemens Networks will honor all existing commitments made by IRIS Telecom, including those to other equipment vendors. Future multi-vendor services opportunities will be evaluated on a case by case basis in line with Nokia Siemens Networks’ strategy.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

About IRIS Telecom

IRIS was founded in 1999, with the target of providing high quality network planning and optimization services to telecom operators and equipment vendors primarily in Turkey and the EECA and MEA region. Today IRIS has developed into delivery also of network deployment services and network operation services. IRIS engineers have continuously used the experience gained from their many projects to further develop and improve its processes and engineering tools. IRIS has thus gained several ISO certifications and has developed its own SW, IRIS Optimizer, for use as an integral part of its engineering services delivery. With head office in Turkey, IRIS employees work in a truly multinational environment.

Media Enquiries

Nokia Siemens Networks

Olga Galashevskaya

Communications, North East

Phone: + 7 495 737 2112

e-mail: olga.galashevskaya@nsn.com

Media Relations

Phone: +358 7180 31451

e-mail: mediarelations@nsn.com

Forward-looking statements

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel